SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 18, 2012	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2012 RESULTS

Hsinchu, Taiwan, May 18, 2012 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the first quarter ended March 31, 2012. All U.S. dollar figures in this release are based on the exchange rate of NT$29.50 against US$1.00 as of March 30, 2012.

Net revenue on a US GAAP basis for the first quarter of 2012 was NT$4,384.0 million or US$148.6 million, a decrease of 4.9% from NT$4,608.8 million or US$156.2 million in the fourth quarter of 2011 and a decrease of 1.9% from NT$4,469.6 million or US$151.5 million for the first quarter 2011. Results are in line with the Company’s prior guidance for revenue in the seasonally slower quarter to be approximately flat-to-down in the single digits as compared to the fourth quarter of 2011.

Net loss on a US GAAP basis for the first quarter of 2012 was NT$170.0 million or US$5.8 million, and NT$6.29 or US$0.21 per basic and diluted common share, which compares to net income of NT$29.1 million or US$1.0 million, and NT$1.08 or US$0.04 per basic common share and NT$1.07 or US$0.04 per diluted common share, for the fourth quarter of 2011 and to a net loss of NT$118.7 million or US$4.0 million and NT$4.61 or US$0.16 per basic and diluted common share, for the first quarter of 2011. As expected, results in the first quarter of 2012 were adversely impacted mainly by the softness of memory business. The Company also incurred a US$4.2 million foreign exchange loss in the first quarter of 2012.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2012 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “The seasonally slower first quarter developed in line with prior guidance, with revenue sequentially lower in the single digits and gross margin of 6.2% in the middle of the 4.0% to 9.0% range we provided. Despite seasonal weakness in the quarter, our overall utilization rate exiting the quarter improved to 73%. Strength in our LCD Driver IC business was offset by added softness in our DRAM and flash testing in the first quarter. We expect a further improvement in demand as we move through 2012 and remain confident in our outlook for the year. We continue to gain visibility as our customers become more certain in their operating plans for 2012. We recently announced that we purchased an existing building for approximately US$10 million. This was a logical transaction for us based on the valuation and the fact that the building is located directly across ChipMOS’s existing facility in Southern Taiwan Science Park and features approximately 393,173 square feet of floor space. We have absolutely no intention of increasing our 2012 capex budget from the prior expected range of US$85 million to US$95 million. Instead, we will be allocating equipment to the facility that we already own or that was already in our budget. From an operating standpoint, our target for 2012 remains to achieve revenue growth of approximately 10% compared to 2011 and to generate free cash flow of approximately US$110 million.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “We exited the first quarter with a strong balance of cash and cash equivalents at US$254.5 million after reducing our total debt by another US$18.1 million to US$311.2 million, which in turn further improved our net debt to equity ratio to 16.3% as of March 31, 2012 from 22.6% in Q4 2011. Our blended utilization was 73% in the first quarter, as we continued to meet customer capacity demands, while focusing on our objective of regaining greater profitability. Our capital expenditures in the first quarter were US$19.9 million, in line with our plan of spending approximately 60% of our annual capex budget in the first half of 2012. As we have previously commented, by investing in the first half of the year we will be able to continue to support areas that will drive our future growth and profitability, including LCDD and 12-inch wafer gold bumping capacity. We generated free cash flow of US$24.5 million in Q1 2012.”

Selected Operation Data

	1Q12		4Q11
Revenue by segment
Testing		28%		31%
Assembly		36%		36%
LCD Driver		22%		21%
Bumping		14%		12%

Utilization by segment
Testing		61%		62%
Assembly		81%		80%
LCD Driver		75%		73%
Bumping		77%		75%
Overall		73%		72%

CapEx	US$	19.9 million	US$	14.9 million
Testing		10%		32%
Assembly		13%		10%
LCD Driver		47%		47%
Bumping		30%		11%

Depreciation and amortization expenses (US GAAP)	US$	46.0 million	US$	48.0 million

Condensed consolidated statements of cash flows	Period ended Mar. 31, 2012 US$ million		Period ended Mar. 31, 2011 US$ million
Net cash provided by (used in) operating activities		36.2		46.3
Net cash provided by (used in) investing activities		(15.3)		(71.4)
Net cash provided by (used in) financing activities		(15.5)		(23.7)
Effect of exchange rate changes on cash		(0.3)		0.2
Net increase (decrease) in cash and cash equivalents		5.1		(48.6)
Cash and cash equivalents at beginning of period		249.4		242.1
Cash and cash equivalents at end of period		254.5		193.5

Second Quarter 2012 Outlook

The Company expects revenue growth of approximately 7% to 12% for the second quarter 2012, as compared to the first quarter of 2012, with a further improvement in gross margin on a consolidated basis in the range of approximately 10% to 15%.

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2012 results on Friday, May 18, 2012 at 8:00AM ET (8:00PM, May 18, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-858-384-5517. The account number to access the replay is 3055 and the confirmation ID number is 393077.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com ) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Mar. 31, 2012, Dec. 31, and Mar. 31, 2011

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011
	USD	USD	USD	USD	USD	USD
Net Revenue	148.6	156.2	151.5	148.6	156.2	151.5
Cost of Revenue	139.5	142.0	139.6	139.4	142.8	140.1

Gross Profit (Loss)	9.1	14.2	11.9	9.2	13.4	11.4

Other Operating Income	—	—	—	1.0	0.8	0.6
Operating Expenses
Research and Development	4.5	3.6	3.5	4.5	3.6	3.5
Sales and Marketing	0.7	0.6	0.5	0.7	0.6	0.5
General and Administrative	5.4	5.8	5.1	5.2	5.8	4.8
Other Operating Expenses	—	—	—	1.1	5.9	0.3

Total Operating Expenses	10.6	10.0	9.1	11.5	15.9	9.1

Income (Loss) from Operations	(1.5)	4.2	2.8	(1.3)	(1.7)	2.9

Non-Operating Income (Expenses), Net	(6.9)	(8.6)	(6.4)	(6.1)	(0.9)	(6.7)

Income (Loss) before Income Tax	(8.4)	(4.4)	(3.6)	(7.4)	(2.6)	(3.8)

Income Tax Benefit (Expense)	0.2	1.5	0.4	0.1	1.6	0.5

Net Income (Loss)	(8.2)	(2.9)	(3.2)	(7.3)	(1.0)	(3.3)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	2.3	1.5	(0.8)	1.5	2.0	(0.7)

Net Income (Loss) Attributable to ChipMOS	(5.9)	(1.4)	(4.0)	(5.8)	1.0	(4.0)

Earnings (Loss) Per Share Attributable to ChipMOS –Basic	(0.22)	(0.05)	(0.16)	(0.21)	0.04	(0.16)

Shares Outstanding (in thousands)-Basic	27,030	26,920	25,748	27,030	26,920	25,748

Net Income (Loss) Attributable to ChipMOS –Diluted	(5.9)	(1.4)	(4.0)	(5.8)	1.0	(4.0)

Earnings (Loss) Per Share Attributable to ChipMOS –Diluted	(0.22)	(0.05)	(0.16)	(0.21)	0.04	(0.16)

Shares Outstanding (in thousands)-Diluted	27,030	26,920	25,748	27,030	27,285	25,748

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.50 against US$1.00 as of Mar. 30, 2012. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Mar. 31, 2012, Dec. 31, and Mar. 31, 2011

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	4,384.0	4,608.8	4,469.6	4,384.0	4,608.8	4,469.6
Cost of Revenue	4,115.9	4,189.5	4,118.4	4,112.4	4,213.0	4,132.1

Gross Profit (Loss)	268.1	419.3	351.2	271.6	395.8	337.5

Other Operating Income	—	—	—	30.0	22.5	16.5
Operating Expenses
Research and Development	132.5	106.1	103.4	132.5	106.1	103.4
Sales and Marketing	20.4	18.1	15.8	20.4	18.1	15.8
General and Administrative	161.1	171.2	149.6	153.0	170.2	140.9
Other Operating Expenses	—	—	—	32.6	173.6	9.8

Total Operating Expenses	314.0	295.4	268.8	338.5	468.0	269.9

Income (Loss) from Operations	(45.9)	123.9	82.4	(36.9)	(49.7)	84.1

Non-Operating Income (Expenses), Net	(202.7)	(253.0)	(190.2)	(180.7)	(27.5)	(197.4)

Income (Loss) before Income Tax	(248.6)	(129.1)	(107.8)	(217.6)	(77.2)	(113.3)

Income Tax Benefit (Expense)	7.1	43.4	12.3	3.4	47.7	14.7

Net Income (Loss)	(241.5)	(85.7)	(95.5)	(214.2)	(29.5)	(98.6)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	67.5	45.8	(23.6)	44.2	58.6	(20.1)

Net Income (Loss) Attributable to ChipMOS	(174.0)	(39.9)	(119.1)	(170.0)	29.1	(118.7)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(6.44)	(1.48)	(4.63)	(6.29)	1.08	(4.61)

Shares Outstanding (in thousands)-Basic	27,030	26,920	25,748	27,030	26,920	25,748

Net Income (Loss) Attributable to ChipMOS –Diluted	(174.0)	(39.9)	(119.1)	(170.0)	29.1	(118.7)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(6.44)	(1.48)	(4.63)	(6.29)	1.07	(4.61)

Shares Outstanding (in thousands)-Diluted	27,030	26,920	25,748	27,030	27,285	25,748

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET

As of Mar. 31, 2012, Dec. 31, and Mar. 31, 2011

Figures in Millions of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP
	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011
ASSETS	USD	USD	USD	USD	USD	USD
Cash and Cash Equivalents	254.5	249.4	193.5	254.5	249.4	193.5
Accounts and Notes Receivable	118.8	124.5	112.6	118.8	124.5	112.6
Inventories	55.6	52.0	43.5	55.6	52.0	43.5
Other Current Assets	14.2	17.9	68.3	14.2	17.7	68.1

Total Current Assets	443.1	443.8	417.9	443.1	443.6	417.7

Long-Term Investments	1.3	1.3	0.4	1.3	1.3	0.4

Property, Plant & Equipment-Net	444.6	471.1	566.2	430.9	457.7	554.0
Intangible Assets	3.3	3.4	3.2	3.3	3.4	3.2
Other Assets	39.0	39.1	40.0	41.9	42.0	42.6

Total Assets	931.3	958.7	1,027.7	920.5	948.0	1,017.9

LIABILITIES
Current Liabilities
Short-Term Loans	13.2	18.5	36.3	13.2	18.5	36.3
Current Portion of Long-Term Debts	47.3	23.2	148.7	47.3	23.2	148.7
Accounts Payable and Payables to Contractors and Equipment Suppliers	55.0	52.4	29.5	55.0	52.4	29.5
Current Portion of Long-Term Lease Payable	—	—	28.5	—	—	28.5
Other Current Liabilities	60.0	65.6	61.7	60.0	65.6	61.7

Total Current Liabilities	175.5	159.7	304.7	175.5	159.7	304.7
Long-Term Liabilities
Long-Term Debts	250.7	287.6	208.4	250.7	287.6	208.4
Long-Term Lease Payable	—	—	14.8	—	—	14.8
Other Liabilities	3.4	3.5	3.3	15.3	16.2	16.6

Total Liabilities	429.6	450.8	531.2	441.5	463.5	544.5

EQUITY
Shareholders’ Equity
Capital Stock	1.3	1.3	1.3	1.3	1.3	1.3
Deferred Compensation	—	—	—	—	—	—
Capital Surplus	517.5	515.3	513.0	504.4	502.3	503.0
Retained Earnings (Accumulated Losses)	(134.3)	(128.4)	(131.9)	(131.7)	(125.9)	(131.5)
Treasury Stock	(31.3)	(31.3)	(37.8)	(31.3)	(31.3)	(37.8)
Cumulated Translation Adjustments	14.3	14.7	11.9	14.3	14.7	11.9
Unrecognized Pension Cost	—	—	—	(7.9)	(7.9)	(9.0)

Total Shareholders’ Equity	367.5	371.6	356.5	349.1	353.2	337.9

Noncontrolling Interests	134.2	136.3	140.0	129.9	131.3	135.5

Total Equity	501.7	507.9	496.5	479.0	484.5	473.4

Total Liabilities & Equity	931.3	958.7	1,027.7	920.5	948.0	1,017.9

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.50 against US$1.00 as of Mar. 30, 2012. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED BALANCE SHEET

As of Mar. 31, 2012, Dec. 31, and Mar. 31, 2011

Figures in Millions of NT dollars (NTD)

	ROC GAAP			US GAAP
	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2011
ASSETS	NTD	NTD	NTD	NTD	NTD	NTD
Cash and Cash Equivalents	7,506.3	7,357.9	5,707.8	7,506.3	7,357.9	5,707.8
Accounts and Notes Receivable	3,506.0	3,672.2	3,323.4	3,506.0	3,672.2	3,323.4
Inventories	1,638.9	1,533.9	1,282.2	1,639.7	1,534.9	1,283.1
Other Current Assets	417.9	527.2	2,014.9	417.9	521.0	2,008.7

Total Current Assets	13,069.1	13,091.2	12,328.3	13,069.9	13,086.0	12,323.0

Long-Term Investments	39.1	39.1	10.5	39.1	39.1	10.5

Property, Plant & Equipment-Net	13,117.7	13,896.1	16,704.8	12,712.9	13,501.0	16,342.4
Intangible Assets	97.5	100.5	95.6	97.5	100.5	95.6
Other Assets	1,150.1	1,154.2	1,179.4	1,236.5	1,237.6	1,255.4

Total Assets	27,473.5	28,281.1	30,318.6	27,155.9	27,964.2	30,026.9

LIABILITIES
Current Liabilities
Short-Term Loans	389.8	546.9	1,070.6	389.8	546.9	1,070.6
Current Portion of Long-Term Debts	1,395.5	684.0	4,386.1	1,395.5	684.0	4,386.1
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,622.5	1,546.2	869.8	1,622.5	1,546.2	869.8
Current Portion of Long-Term Lease Payable	—	—	839.3	—	—	839.3
Other Current Liabilities	1,771.0	1,935.1	1,819.2	1,771.0	1,935.1	1,819.2

Total Current Liabilities	5,178.8	4,712.2	8,985.0	5,178.8	4,712.2	8,985.0
Long-Term Liabilities
Long-Term Debts	7,395.4	8,484.3	6,149.1	7,395.4	8,484.3	6,149.1
Long-Term Lease Payable	—	—	437.3	—	—	437.3
Other Liabilities	98.5	101.3	98.5	450.8	478.8	489.4

Total Liabilities	12,672.7	13,297.8	15,669.9	13,025.0	13,675.3	16,060.8

EQUITY
Shareholders’ Equity
Capital Stock	39.5	39.0	38.1	39.5	39.0	38.1
Deferred Compensation	—	—	(1.0)	—	—	—
Capital Surplus	15,267.3	15,201.4	15,134.3	14,880.6	14,817.4	14,838.5
Retained Earnings (Accumulated Losses)	(3,961.4)	(3,787.4)	(3,891.4)	(3,884.1)	(3,714.2)	(3,878.9)
Treasury Stock	(924.8)	(924.8)	(1,115.0)	(924.8)	(924.8)	(1,115.0)
Cumulated Translation Adjustments	422.9	433.9	350.1	422.9	433.9	350.1
Unrecognized Pension Cost	—	—	—	(235.6)	(235.6)	(265.0)

Total Shareholders’ Equity	10,843.5	10,962.1	10,515.1	10,298.5	10,415.7	9,967.8

Noncontrolling Interests	3,957.3	4,021.2	4,133.6	3,832.4	3,873.2	3,998.3

Total Equity	14,800.8	14,983.3	14,648.7	14,130.9	14,288.9	13,966.1

Total Liabilities & Equity	27,473.5	28,281.1	30,318.6	27,155.9	27,964.2	30,026.9